Exhibit 99.1

China Southern Airlines Company Limited

Terms of Reference of Audit Committee

Chapter 1 General Provisions

Article 1	In order to ensure the sustainable, regular and healthy development of China Southern Airlines Company Limited ("the Company"); to further improve the corporate governance structure; to strengthen the scientific decision making by the board of directors of the Company ("the Board"); to enhance the efficiency and decision-making level of major investment; to be able to conduct pre-audit and professional audit so as to enhance the standard of the Company’s accounting work and asset quality, and to ensure the Board to have deeper understanding and effective control of the Company’s business management and financial position, the Company established the Audit Committee of the Board and formulated the Terms of Reference in accordance with the “Company Law of the People’s Republic of China”, the “Securities Law of the People's Republic of China”, the “Code of Corporate Governance for Listed Companies”, “the Basic Internal Control Norms for Enterprises”, “the Rules Governing the Listing of Stocks on Shanghai Stock Exchange”, “the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited”, “Shanghai Stock Exchange’s Guidance for Operation of Audit Committee under the Board of Directors of Listed Companies”, the “Articles of Association of the Company” and other relevant provisions.

Article 2	The Audit Committee is a specialized working organization established by the Board which shall be mainly responsible for, among other things, reviewing the Company’s financial information and its disclosure, making recommendations on appointment and removal of the Company’s external firms, coordinating between the external and internal audit work, internal control and monitoring work.

Chapter 2 Composition

Article 3	The Audit Committee shall comprise three Directors, all of them shall be independent Directors and at least one independent Director shall be a professional accountant. Members of the Audit Committee shall be nominated by the chairman of the Board, more than half of the independent Directors or one-third of all Directors and shall be elected or removed by over half of all Directors.

Article 4	The Audit Committee shall have a chairman, who shall be the convenor and shall be responsible for the work of the committee, and the chairman shall possess professional experience in respect of accounting and financial management and shall be elected or removed by over half of all members of the Audit Committee.

Article 5	Members of the Audit Committee is composed of Directors of the current session of the Board, and shall be elected at the meeting of the Board. The members may be re-elected upon the expiry of the current term of office. The term of office of members of the Audit Committee shall be in line with the term of office of the Board. During the term, any member of the committee ceases to hold office as a Director, shall automatically lose the qualification as a member of the committee and the replacement shall be made in accordance with Articles 3 to 4 above.

Article 6	The working group subordinated to the Audit Committee as a day-to-day operation organization, shall be led by the Chief Financial Officer. The Company’s audit department is responsible for day-to-day liaison and organizing meetings. Members of the working group may not necessarily be the members of Audit Committee. The Company Secretary Office provides necessary assistance. The Company’s Audit Department shall report duty to the Audit Committee. All kinds of audit reports, the rectification plan for audit issues and rectification situation which are submitted to the management by the Company’s Audit Department shall be submitted to the Audit Committee simultaneously.

Chapter 3 Terms of Reference

Article 7           The major terms of reference of the Audit Committee are:

（1）to make recommendations to the Board on the appointment, reappointment and removal of the external audit firms;

（2）to deal with the matters of Company’s appointment and removal of external audit firms, including but not limited to confirming its scope of work and remuneration, its resignation or dismissal;

（3）to review and monitor whether the external auditor is independent and objective and whether the of the audit process is effective; and the Audit Committee shall discuss with the external auditor the audit plan and the relevant report accountability and reporting obligations before the audit commences; to discuss and communicate with the external auditor the scope of audit, the auditing method and such major items being found during the course of conducting the audit; to supervise and evaluate whether the external auditor is diligent and responsible;

（4）to develop and implement policy on engaging an external audit firm to supply non-audit services. For the purpose of this provision, “external audit firms” include any entity that is under common control, ownership or management with the audit firm or any entity that a reasonable and informed third party knowing all relevant information would reasonably conclude to be part of the audit firm nationally and internationally. The Audit Committee should report to the Board, identify and make recommendations to the Board on any matters where action or improvement is needed;

（5）to review and monitor the Company’s financial information and its disclosure, including the integrity of the Company’s financial statements, annual report and accounts, interim report and quarterly report, and to review significant financial reporting judgments contained therein. In reviewing these reports before submission to the Board, the committee should focus particularly on:

(i) any changes in accounting policies and practices;

(ii) major judgmental areas;

(iii) significant adjustments resulting from audit;

(iv) the going concern assumptions and any qualifications;

(v) compliance with accounting standards; and

(vi) compliance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and legal requirements in relation to financial reporting;

（6）With respect to sub-paragraph (5) above：

                                                                                         (i)   The members of the committee should liaise with the Board and senior management and the committee must meet at least twice a year with external auditors. A sole communication meeting with the external auditors (without the participation of the senior management officers) shall be convened at least once a year; and

                                                                                       (ii)   The committee should consider any significant or unusual items that are, or may need to be, reflected in the report and accounts of the Company, it should give due consideration to any matters that have been raised by the Company’s accounting staff or auditors;

（7）to review the Company’s financial control, risk management and internal control systems;

（8）to discuss the risk management and internal control systems with management to ensure that management has performed its duty to have effective systems. This discussion should include the adequacy of resources, staff qualifications and experience, training programs and budget of the Company’s accounting and financial reporting function;

（9）to consider major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and management’s response to these findings;

（10）to ensure co-ordination between the internal and external auditors, and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company, and to review and monitor the effectiveness of audit;

（11）to review the Company’s financial and accounting policies and practices; to examine the Company’s implementation of internal audit and internal control;

（12）to review the external auditor’s management letter, any material queries raised by the auditor to the management of the Company about accounting records, financial accounts or systems of control and management’s response;

（13）to ensure that the Board or management level will provide a timely response to the issues raised in the external auditor’s management letter;

（14）to conduct the necessary audit of major connected transactions and significant investment projects in accordance with the relevant regulations;

（15）to review the arrangements set out by the Company: to enable the employees of the Company, in confidence, to raise concerns about possible improprieties in financial reporting, internal control or other matters. The Audit Committee should ensure that proper arrangements are in place for fair and independent investigation of these matters and for appropriate follow-up action by the Company.

（16）to report to the Board on the relevant matters; study other topics confirmed by the Board; as well as any other topics delegated by the Board.

Article 8	The Audit Committee shall hold responsibilities to the Board and the proposals and reports shall be submitted to the Board for consideration and approval. The Audit Committee shall coordinate with the supervisory audit activities of Supervisory Committee.

Chapter 4 Working Procedure

Article 9	The Chief Financial Officer, Audit Department and Finance Department of the Company are responsible for performing the preliminary works for decision-making and shall provide the committee with the relevant complete and truthful written information according to the requirements from the Audit Committee in a timely manner, including but not limited to:

1、regular financial reports (yearly, quarterly and monthly);

2、special financial budgets and final accounts;

3、internal annual audit plan and independent audit plan;

4、external audit report and audit contracts (if any);

5、public disclosure of financial information and the relevant information made by the Company (if any);

Article 10	The Audit Committee shall discuss and assess the report and other documentations provided by Financial Department and Audit Department of the Company, and shall submit its relevant written resolutions or reports to the Board for consideration, including:

1.	performance evaluation on external auditing firms and opinions on the appointment and change of external audit firms;
2.	evaluation on the implementation of the internal audit system of the Company and evaluation on the truthfulness and completeness of the financial reports of the Company;
3.	internal annual audit plan and independent audit plan;
4.	opinions on whether information disclosed publicly by the Company are objective and authentic;
5.	reviewing opinions on comments on the implementation of the Company’s major connected transactions and significant investment projects;
6.	other relevant matters

Among them, the sub-paragraph (1) of Article 9 of the Terms of Reference shall be submitted to the Board for consideration upon the approval of the Audit Committee.

The Audit committee may appoint external audit firms for assistance at the expense of the Company before exercising the foresaid functions.

Chapter 5 Rules of Procedure

Article 11	The Audit Committee shall hold regular meetings and extraordinary meetings. The Audit Committee shall convene regular meetings at least four times a year. The Audit Committee shall convene an extraordinary meeting pursuant to the needs and such extraordinary meeting shall be convened upon proposed by the Chairman of the Audit Committee. In the event that two or more members of the Audit Committee propose or the convenor of the Audit Committee considers that it is necessary to convene such extraordinary meeting, an extraordinary meeting may be convened. The notice of meeting shall be delivered at least seven working days prior to the convening date for the meeting. The meeting shall be presided over by the Chairman of the Audit Committee. In the event that the Chairman of the Audit Committee is unable to attend the meeting due to some reason, another member of the Committee (an independent Director) shall be designated to preside over the meeting;

Article 12	The meeting of the Audit Committee shall not be held unless over two-thirds of members attend the meeting. Each member shall have one vote and the resolutions made by the meeting must be approved by over half of all members of the committee. Voting shall be conducted by show of hands or by poll. An extraordinary meeting may be held by way of voting by correspondence;

Article 13	The working members of Audit Department and Finance Department of the Company may be invited to attend the meetings of the Audit Committee as non-voting delegates. The Directors, supervisors and the other senior management such as head of Finance Department may be invited by the Audit Committee to attend its meetings as non-voting delegates when necessary. The Audit Committee may appoint intermediate institutions such as audit firms or valuation firms as non-voting delegates to attend meetings which shall review the relevant items;

The convening procedure and voting method of the meeting of the Audit Committee and the resolutions passed at such meetings shall comply with the relevant laws, regulations, Articles of Association of the Company and the Terms of Reference. Resolutions and minutes (records) of the meetings of the Audit Committee shall be reported to the Board in written form.

Article 14	All members of the committee and other non-voting delegates attending the meeting shall have the obligation for keeping the discussed matters confidential and shall not make any unauthorized disclosure.

Article 15	The Audit Committee shall review the internal audit report, evaluate the results of the internal audit and monitor the rectification of some major issues.

Article 16	The Audit Committee shall guide the effective operation of the Internal Audit Department. The Internal Audit Department shall report duty to the Audit Committee. All kinds of audit reports, the rectification plan for audit issues and rectification situation which are submitted to the management by the Internal Audit Department shall be submitted to the Audit Committee simultaneously.

Article 17	The Audit Committee’s duties regarding the evaluation of the effectiveness of the internal control shall include but not limited to the following:
(1) to evaluate the appropriateness of the design of the Company’s internal control system;
(2) to review the Self-appraisal Report on the Internal Control;
(3) to review internal control audit report issued by the external auditor, and to communicate with the external auditor regarding the issues found and the methods for improving such issues;
(4) to evaluate the appraisal and auditing results of the internal control and to urge the rectification regarding such defects of internal control.

Chapter 6 Information Disclosure

Article 18	The Company shall disclose the situation about the members of the Audit Committee, including the composition of the members, their professional background and their experience during the past five years and the change in the member composition of the Audit Committee.

Article 19	The Company shall disclose, at the same time for the disclosure of the annual report, the performance of the Audit Committee for the year on the website of Shanghai Stock Exchange whereas such performance shall mainly include the implementation of the duties and duties of the Audit Committee and the convening of the Audit Committee meeting.

Article 20	In the event that major issues found by the Audit Committee during the course of the implementation of its duties meet the standard of information disclosure as provided in “the Rules Governing the Listing of Stocks on Shanghai Stock Exchange”, the Company must timely disclose such matters and its rectification situation.

Article 21	The Audit Committee shall put forward its opinions of reviewing such matters within its scope of duties to the Board. Should the Board fail to adopt such opinion, the Company shall disclose such matters with provision of sufficient explanation on the reasons.

Article 22	The Company shall disclose the Audit Committee’s special opinion regarding the Company’s major matters in accordance with the provisions of laws, administrative regulations, rules of the department, “the Rules Governing the Listing of Stocks on Shanghai Stock Exchange” and the relevant standardized documents.

Chapter 7 Supplementary Provisions

Article 23	The relevant documents, plans, schemes, resolutions and minutes (records) shall be kept by the Company Secretary. The members of the committee attending the meeting shall sign their name on the relevant resolutions and minutes (records), which shall be kept for a period of five (5) years.

Article 24	For the matters which are not covered by the Terms of Reference, they shall be executed in accordance with the relevant laws and regulations of the State and the Articles of Association of the Company. In the event that the Rules are in conflicts with the laws and regulations promulgated by the State or the Articles of Association of the Company amended through valid procedure, the relevant laws and regulations of the State and the Articles of Association of the Company shall prevail, and the Terms of Reference shall be revised immediately and the revised version shall be reported to the Board for consideration and approval.

Article 25	The right to interpret the Terms of Reference shall reside with the Board.

Article 26	The Terms of Reference shall come into force since the date of the Board's approval by resolution.

Note: The Terms of Reference was originally drafted in Chinese and the English translation is for your reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.